Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: February 27, 2006

List of materials

Documents attached hereto:


i) Sony announces On establishing an independent business base for Sony's retail operations



                                                            Sony Corporation
                                                            6-7-35 Kitashinagawa
                                                            Shinagawa-ku
                                                            Tokyo 141-0001

                                                            No. 06-018E
                                                            February 27, 2006




    On establishing an independent business base for Sony's retail operations

In our mid-term corporate strategy plan announced on September 22, 2005, Sony stated: "In our retail businesses, we will explore strategic alternatives to maximize the value of the assets, including alliances with relevant partners." Since then we have been examining various options in this regard. Sony can now announce the formation of a holding company to cover its group of retail businesses and that Nikko Principal Investments Japan Ltd. has been selected as a financial partner of the holding company with 51% of the holding company's stock to be transferred to Nikko Principal Investments Japan Ltd. Sony and Nikko Principal Investments Japan Ltd. have reached a basic agreement to this effect. The aim of the new holding company will be to create an independent business base whereby the value of the retail businesses can be maximized.

The retail businesses concerned are: Sony Plaza Co., Ltd., Sony Family Club, Inc., B&C Laboratories Inc. (including CP Cosmetics Inc.), Maxim's de Paris Corporation, and Lifeneo Inc. These businesses span a wide range of retail activities including sale of imported goods, mail order business, cosmetics and restaurants. Their retail experience has allowed them to develop strong brands, high customer traffic and a set of unique products and services.

The retail industry is in a phase of fierce price competition and structural transition. While this climate is severe, there are also real business opportunities as customer needs and preferences change. In order to grasp these opportunities, we believe that this new configuration of our retail businesses will maximize each company's originality and strength and offer customers integrated offerings to meet their needs.

By entering into this partnership, Nikko Principal Investments Japan Ltd. has expressed its high evaluation of our retail businesses. Sony believes that through this agreement it has secured the ideal financial partner to create the businesses opportunities that will drive the growth of this group of retail businesses.

In order to support the independence of this retail business group Sony plans to gradually reduce its stake in the holding company.

Sony will now enter into a final period of consultation with Nikko Principal Investments Japan Ltd. with a view to transferring the 51% of the holding company stock to Nikko Principal Investments Japan Ltd. by the end of the first quarter of fiscal year 2006.

Company Profiles

Nikko Principal Investments Japan Ltd.
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Location:            Chiyoda-ku, Tokyo
Representative :     CEO : Kazuyuki Kido
Established:         March 15, 2000
Capital:             2,500Million Yen
Business profile:    Merchant banking business, including private equity
                     investment

Sony Plaza Co., Ltd.

Location:            Minato-ku, Tokyo
Representative:      Representative Director and President: Kimio Uchida
Established:         November 2, 1966
Capital:             1.2 billion yen
Business profile:    Retail of imported lifestyle goods; partnerships;
                     Miniplaza; licensing business; original goods
Retail outlets:      Sony Plaza (64); Miniplaza (2 directly managed,
                     19 partnerships) Serendipity (1); From Heart (1 directly managed, 1 partnership) 19 partnerships.

Sony Family Club, Inc.

Location:            Minato-ku, Tokyo
Representative:      Representative Director and President: Ikuo Endo
Established:         March 1971
Capital:             480 million yen
Business profile:    Retailing and mail order of clothes, sports and leisure
                     wear, electronics products, family products, ornaments,
                     books, optical equipment, watches, shoes, bags etc.
Retail outlets:      5 stores

B&C Laboratories Inc.

Location:            Minato-ku, Tokyo
Representative:      Representative Director and President: Shigeyuki Nakajima
Established:         February 1996
Capital:             480 million yen
Business profile:    Development, production and sale of cosmetics, medical
                     appliances. Production and sale of cosmetic apparatus,
                     hairdressing apparatus, scientific equipment, and musical
                     instruments
Retail outlets:      Pharmaceutical/drug distribution outlets: 6000; Variety
                     distribution outlets: 100; VECUA stores: 16

CP Cosmetics Inc.

Location:            Minato-ku, Tokyo
Representative:      Representative Director and President: Shigeyuki Nakajima
Established:         January 2006
Capital:             100 million yen
Business profile:    Development, production and sale of cosmetics, medical
                     appliances. Production and sale of cosmetic accessories,
                     hairdressing accessories, scientific equipment, and
                     musical instruments
Retail outlets:      1220 salons

Maxim's de Paris Corporation

Location:            Chuo-ku, Tokyo
Representative:      Representative Director and President: Hideo Kojima
Established:         November 1966
Capital:             100 million yen
Business profile:    Management of French restaurants and cafes, manufacture and sales of Western confectionery
Retail outlets:      18

Lifeneo Inc.

Location:            Minato-ku, Tokyo
Representative:      Representative Director and President : Shigeru Sumitomo
Established:         April 2005
Capital:             240 million yen
Business profile:    Planning and management of health promotion facilities at
                     Spa, fitness centers; development and sale of related products

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